Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the captions “Summary Consolidated Financial Information” and “Experts” and to the use of our reports dated May 16, 2005, with respect to the consolidated financial statements of Emmis Communications Corporation and Subsidiaries, Emmis Communications Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Emmis Communications Corporation and Subsidiaries, included in the Annual Report (Form 10-K) for the year ended February 28, 2005, incorporated by reference in the Registration Statement (Form S-4) and related Prospectus of Emmis Communications Corporation for the registration of $350,000,000 of Floating Rate Senior Notes Due 2012, dated June 30, 2005.

/s/ ERNST & YOUNG LLP

Indianapolis, Indiana
June 24, 2005